UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Selected by Main Street Broadband for WiMAX™ Network Deployment in US. Dated April 2nd, 2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2nd, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Selected by Main Street Broadband for WiMAX™
Network Deployment in US

Alvarion receives order for first RUS funded BreezeMAX® deployment project

Las Vegas, April 2, 2009 – Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced it was chosen by Main Street Broadband, a strategic partner of Xiocom Wireless, Inc., for deployment of WiMAX networks in its initial RUS (Rural Utilities Service) funded rural market. This is a significant milestone for both entities. Main Street Broadband has received one of the largest RUS funded projects in the US and Alvarion can now deploy its 802.16e BreezeMAX 2300, 2500 and 3650 base stations in a formal RUS funded project. Alvarion has USDA (United States Department of Agriculture) Rural Development acceptance and complies with “Buy American” requirements of USDA Rural Utilities Service.

As part of this initiative, Alvarion will deploy its BreezeMAX base station and customer premise equipment (CPE) for the 2.3/2.5/3.65 GHz frequency bands. Alvarion’s BreezeMAX platform is a fourth generation OFDM radio access network that provides state-of-the-art 4G functionality in one of the industry’s most deployed WiMAX platforms, with commercial deployments around the globe.

“Our goal is to bring wireless broadband connectivity to rural America. Alvarion’s state-of-the-art technology and experience will give us the resiliency, scalability and outstanding service performance necessary to accommodate advanced services over time solution,” said Mike Mies, Chief Executive Officer of Main Street Broadband.

“We are pleased to be chosen by Main Street Broadband for such an important RUS project,” said Greg Daily, president of Alvarion, Inc. “We are committed to supporting Main Street Broadband in building a high performance network, enabling them to provide enhanced service offerings to their customers. WiMAX provides an optimized business case for rural broadband deployments. Alvarion’s solution includes advanced capabilities to allow optimized total cost of ownership for operators by lowering upfront investment. Our deployment experience in underserved markets presents us with an advantage for such projects.”

Alvarion’s RUS approved and FCC certified products are ready to deploy to help rural residents and businesses get connected. Supporting bandwidth-intensive services such as high-speed Internet access, Internet telephony (VoIP) and video streaming, Alvarion’s WiMAX solutions allow for an easy, quick and affordable deployment of a broadband network.

“Wireless broadband is an ideal technology for rural America,” said Troy Richardson, chairman of the board of Main Street Broadband. “Whereas other technologies such as cable and DSL require digging trenches and laying down cables to reach these remote areas, which can be very costly and time consuming, WiMAX base stations can be easily set up to service a rural and dispersed subscriber base with immediate connectivity. We are aligned with the stimulus bill’s broadband intentions of reaching rural and underserved Americans quickly with quality connectivity.”

The USDA Rural Development Utilities Program was established to increase economic opportunity and to improve the quality of life for rural residents. Through development loans and grants this program assists rural utilities, including Broadband Wireless Services to expand and deploy the latest technology. Main Street Broadband, through its wholly owned subsidiary Broadband South, is one of the largest RUS funded initiatives thus far, with 34 million USD in funding received for deployment in 66 markets covering 129 rural communities in Florida and Georgia.

About Main Street Broadband
Main Street Broadband, LLC is a privately held wireless broadband service provider headquartered in Atlanta, GA. Together with its subsidiary, Broadband South LLC, Main Street is committed to bringing affordable high speed internet access and digital phone service to the un-served and underserved markets in the southeast US. Main Street Broadband utilizes the latest in wireless broadband technology for both residential and business services to develop additional economic opportunities in communities and advance the quality of life for its residents. Main Street Broadband is aligned with its strategic partner Xiocom Wireless, Inc (www.xiocom.com), a global provider of integrated wireless broadband solutions. To learn more about Main Street Broadband, visit www.mainstreetbb.com.

Contact: Randy Lindsey, Main Street Broadband, 864-567-2437 rlindsey@mainstreetbb.com

About Xiocom Wireless
Founded in 2007, Xiocom Wireless is a global provider of integrated wireless broadband solutions. The company’s XioSphere™ platform offers a range of flexible, market-driven services that substantially reduces the cost to design, deploy and manage broadband wireless networks.

Contacts: Dan Greenfield, Phone: +1 404 310-0023; PR@xiocom.com

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the spread of the U.S. credit crisis and current global recession; the inability to compensate for the loss of R&D funding through the reduction in operating expenses, the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “BreezeMAX” are the registered trademarks of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.